# SEC Schedule 13G/A (Amendment No. 37) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ESCALADE INC, CIK 0000033488
CUSIP: 296056104
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 817 MAXWELL AVE., EVANSVILLE, Indiana (IN), 47711
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000901806

## Reporting persons
- GRIFFIN ROBERT E: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: ESCALADE INC
Address of issuer's principal executive offices: 817 MAXWELL AVE., EVANSVILLE, INDIANA, 47711.

## Item 2. Person Filing
Name of person filing: Robert E. Griffin
Address of principal business office or, if none, residence:
817 Maxwell Avenue
Evansville, IN 47711
Citizenship: U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: No shares. The shares previously reported as beneficially owned by Mr. Robert E. Griffin are no longer attributable to him following his death. The shares previously reported as being beneficially owned by the family limited partnership continue to be reported separately on Schedule 13G by his son, Mr. Patrick J. Griffin. The shares previously reported as solely owned by Mr. Robert E. Griffin through his trust, and the shares beneficially owned by virtue of his spouse's trust, are now being reported by Mr. Patrick J. Griffin on his separate Schedule 13G. Mr. Patrick J. Griffin disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GRIFFIN ROBERT E: /s/ PATRICK J. GRIFFIN, EXECUTOR OF ESTATE OF ROBERT E. GRIFFIN, Patrick J. Griffin, Executor of Estate of Robert E. Griffin (02/14/2025)